

Mail Stop 4631

September 19, 2017

<u>Via E-mail</u>
Mr. Craig Laurie
Chief Financial Officer
Brookfield Business Partners L.P.
73 Front Street
Hamilton, HM 12 Bermuda

> **Re:** **Brookfield Business Partners L.P.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed March 10, 2017**
> **File No. 1-37775**

Dear Mr. Laurie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2016

Business Overview, page 54

Proved Undeveloped Reserves, page 65

1. We note your disclosure indicating that there were no transfers of proved undeveloped reserves to developed and that no capital expenditures were incurred in 2016 related to the conversion of PUDs to proved developed reserves. We also note the tabular summary of the changes in proved undeveloped reserves and total proved developed and undeveloped reserves relating to your Equity Affiliates (Australian Operations) shown on pages 66 and F-85 indicates that no reserves were added during 2016 relating to

extensions and discoveries. However, your disclosure appears to be inconsistent with the drilling results presented on page 70 indicating that one productive development well and five productive exploratory wells were drilled during 2016 and the costs incurred presented on page F-89 indicating exploration costs of $22 million and development costs of $5 million were incurred during 2016.

Please expand your disclosure to further explain the drilling activities that occurred during 2016 and why the wells drilled during the year did not impact your proved reserves for the period ending December 31, 2016. Please note, disclosure under Item 1203(c) of Regulation S-K should inform readers regarding progress, or lack thereof, and any factors that impacted progress in converting proved undeveloped reserves to developed status.

Production and Price History, page 67

2.   We note that you provide disclosure of production, by final product sold, relating to your Equity Affiliate (Australia) and Consolidate Subsidiaries (Canada). However, it does not appear that you additionally disclose the production relating to the fields within each of these entities that contain 15% or more of the total proved reserves for the periods presented. Revise your disclosure to comply with the disclosure requirements set forth in Item 1204(a) of Regulation S-K and the definition of a field provided in Rule 4-10(a)(15) of Regulation S-X. Alternatively, tell us why you believe no revision is necessary.

Supplemental Information on Oil and Gas (Unaudited), page F-83

Net Proved Reserves, page F-83

3.   The production figures disclosed for your Consolidated Subsidiaries (Canadian Operations) and Equity Affiliates (Australian Operations) relating to the period ending December 31, 2016 appear to be inconsistent with the comparable figures disclosed elsewhere on page 67. Please revise your disclosure to resolve this apparent inconsistency or tell us why a revision is not warranted.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-86

4.   The disclosure of the undiscounted future cash inflows less the undiscounted future production and development costs appears to result in a negative figure for the undiscounted future net cash flows relating to the proved natural oil and gas reserves for the period ending December 31, 2016. Please refer to the definitions of economically producible and proved oil and gas reserves under Rule 4-10(a)(10) and 4-10(a)(22) of Regulation S-X and FASB ASC 932-235-20 and clarify for us why your estimates meet the requirements for disclosure as proved reserves.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief
Office of Manufacturing and
Construction